Execution Version

SUBSCRIPTION AGREEMENT

ALDERON IRON ORE CORP.

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LIBERTY METALS & MINING HOLDINGS, LLC

January 11 , 2012

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Defined Terms	2
1.2	Rules of Construction	9
1.3	Time of Essence	10
1.4	Governing Law and Submission to Jurisdiction	10
1.5	Severability	10
1.6	Entire Agreement	11
1.7	Accounting Principles	11
1.8	Knowledge	11
1.9	Schedules	11

ARTICLE 2 PURCHASE OF COMMON SHARES		12
2.1	Investment in Company	12
2.2	Satisfaction of the Purchase Price	12
2.3	Use of Proceeds	12

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		12
3.1	Representations and Warranties of the Company	12
3.2	Representations and Warranties of the Investor	29
3.3	Survival of Representations and Warranties	30

ARTICLE 4 ADDITIONAL COVENANTS		31
4.1	Board Representation	31
4.2	Participation Rights	32
4.3	Information Rights	33
4.4	Sale of Investor’s Securities	33
4.5	Listing of Common Shares	34

ARTICLE 5 CLOSING		34
5.1	Closing	34
5.2	Company Closing Deliveries and Conditions for Acceptance	34
5.3	Investor Closing Deliveries	35

ARTICLE 6 INVESTOR EXPENSE REIMBURSEMENT		35
6.1	Post-Closing Expense Reimbursement	35

ARTICLE 7 GENERAL PROVISIONS		36
7.1	Notices	36
7.2	Further Assurances	37
7.3	Amendments	37
7.4	Assignment	37
7.5	Successors and Assigns	37
7.6	No Partnership	37
7.7	Public Releases	37
7.8	Counterparts	37

SUBSCRIPTION AGREEMENT

THIS AGREEMENT made the 11th day of January, 2012,

BETWEEN:

LIBERTY METALS & MINING HOLDINGS, LLC, a limited liability company existing under the laws of the State of Delaware,

(hereinafter referred to as the “Investor”),

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ALDERON IRON ORE CORP., a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as the “Company”).

WHEREAS the Company has agreed to issue to the Investor, and the Investor has agreed to purchase from the Company, 14,981,273 common shares (the “Subscription Shares”) in the capital of the Company at a price of $2.67 per share (the “Purchase Price”) being the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange (the “TSX”) over the 20 trading days immediately preceding the date hereof, in reliance upon the representations, warranties and covenants of the Company contained herein;

AND WHEREAS the Company and the Investor have agreed that the Company shall use the proceeds of the offering of the Subscription Shares only for Permitted Expenditures (as hereinafter defined);

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Defined Terms

For the purposes of this Agreement (including the recitals and the Schedules hereto), unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Business Corporations Act (British Columbia);

“Affiliate” has the meaning ascribed to such term in the Act, as in effect on the date of this Agreement;

“Altius” means Altius Resources Inc., a wholly owned subsidiary of Altius Minerals Corporation;

“Altius Royalty” means the 3% gross sales royalty in favour of Altius on iron ore concentrate from the Kami Property;

“arm’s length” has the meaning given to that term in the Tax Act, as in effect on the date of this Agreement;

“Articles” means the articles of the Company together with any amendments thereto or replacements thereof;

“Associate” has the meaning ascribed to such term in the Securities Act (British Columbia), as in effect on the date of this Agreement;

“BCSC” means the British Columbia Securities Commission;

“Board” means the board of directors of the Company;

“Business” means the mining and exploration business of the Company as described in the Public Disclosure Documents;

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of British Columbia, or the State of Massachusetts or the State of Delaware, and (b) a day on which banks are generally closed in the Province of British Columbia, or the Commonwealth of Massachusetts or the State of Delaware;

“Claim” means any claim or liability of any nature whatsoever, including any demand, obligation, liability, debt, cause of action, suit, proceeding, judgment, award, assessment or reassessment;

“Closing” means the closing of the purchase and sale of the Subscription Shares;

“Common Shares” means common shares in the capital of the Company;

“Contract” means any agreement, indenture, contract, lease, deed of trust, licence, option, instrument, arrangement, understanding or other commitment, whether written or oral;

“Convertible Securities” shall have the meaning set out in Section 3.1(g);

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse interest, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege, other third party interest or any Contract to create any of the foregoing;

“Environmental Laws” means all applicable Laws relating to the protection of the environment, natural resources, human health and safety, Hazardous Substances, the assessment of environmental and social impacts or the rehabilitation, reclamation and closure of lands used in connection with the Business;

“Equity Financing” shall have the meaning set out in Section 4.2;

“Equity Financing Notice” shall have the meaning set out in Section 4.2(a);

“Equity Securities” shall have the meaning set out in Section 4.2;

“Estimated Investor Expenses” means the Investor Expenses estimated by the Investor as of the day immediately prior to Closing;

“Financial Statements” means the audited financial statements of the Company as at and for the year ended December 30, 2010, including the notes thereto, together with the auditor’s report thereon;

“Finder” means a finder, agent, financial advisor or other person engaged to find or act as agent on behalf of purchasers of or subscribers for, or proposed purchasers of or subscribers for, securities of the Company or to otherwise identify potential investors in, or lenders to, or any other potential sources of debt, revenue or financial benefit (including, for greater certainty, off-take arrangements) for the Company, in return for compensation including cash and/or securities of the Company;

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and the TSX;

“Hazardous Substances” means any substance, material or waste that is defined, regulated, listed or prohibited by Environmental Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, wasterock, radioactive materials, flammable substances, explosives, petroleum and petroleum products, polychlorinated biphenyls, chlorinated solvents and asbestos;

“HST” and “GST” mean, respectively, harmonized sales tax and goods and services tax levied under the Excise Tax Act (Canada);

“Intellectual Property” means all trade marks, trade names, business names, patents, inventions, know-how, copyrights, service marks, brand names, industrial designs and all other industrial or intellectual property owned or used by the Company in carrying on the Business, and all applications therefor and all goodwill in connection therewith, including all licences, registered user agreements and all like rights used by or granted to the Company in connection with the Business;

“Investor Expenses” means the reasonable legal, engineering and other professional related fees and expenses actually incurred by the Investor in connection with the purchase of the Subscription Shares, provided that if such fees and expenses exceed $125,000, the Investor Expenses shall be deemed, for purposes of this Agreement, to be $125,000;

“Investor’s Nominee” shall have the meaning set out in Section 4.1(a);

“Investor’s Percentage” means the percentage of the Outstanding Equity Securities owned beneficially by the Investor and its affiliates collectively at any given time and is calculated by multiplying 100 by a fraction, the numerator of which is the aggregate number Equity Securities owned beneficially by the Investor and its affiliates and the denominator of which is the number of Outstanding Equity Securities;

“Kami Property” means the Company’s Kamistiatusset iron ore property located in Newfoundland and Labrador and Quebec; for greater certainty, “Kami Property” includes all future improvements thereto, including all plant, operating equipment and other fixtures, as well as all supporting roads, pipelines, tailings management areas, wasterock disposal site, water pumping, treatment and sewage, electricity and natural gas, buildings and other infrastructure;

“Laws” means any and all Canadian federal, provincial, regional, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, proclamation, directive, code, edict, Order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity;

“Material Contract” means, collectively, (i) each Contract material to the Business, being a Contract that involves the potential expenditure of more than $250,000 in the aggregate, or in excess of $250,000 in any calendar year and (ii) any Contract of the Company:

(a)                                  creating or that may lead to the creation of a joint venture, partnership or similar arrangement;

(b)                                 with one or more of its Shareholders, or as a shareholder of another person, or relating to the voting of securities;

(c)                                  granting any royalty or other interest in any Real Property or Mineral Rights or the production or proceeds therefrom;

(d)                                 granting options to acquire assets from the Company or granting an earn-in or farm-in;

(e)                                  granting an option to acquire assets, any royalty, earn-in or farm-in to the Company;

(f)                                    relating to the sale of product by the Company, including sales agreements or off-take arrangements;

(g)                                 with a Related Party of the Company;

(h)                                 guaranteeing, assuming or acting as a surety in respect of any liabilities or obligations of another person;

(i)                                     relating to Convertible Securities or Repurchase Rights, except those agreements relating to the grant of options pursuant to the Company’s stock option plan and in relation to any common share purchase warrants or broker warrants outstanding;

(j)                                     relating to the supply of power or water;

(k)                                  to obtain surface rights or any other interest in real property;

(l)                                     with any Governmental Entity;

(m)                               which creates a confidentiality obligation on the part of the Company;

(n)                                 containing change of control provisions where such Contract involves an expenditure of at least $50,000;

(o)                                 limiting the ability of the Company to engage in any line of business or to compete with any other person;

(p)                                 with a Finder;

(q)                                 pursuant to which the Company will receive, receives or has received financial advisory or investment advisory services;

(r)                                    giving an indemnity to any person, other than those provided to officers and directors of the Company pursuant to the Company’s by-laws;

(s)                                  relating to any issuance or potential issuance of any securities of the Company, except those contracts relating to the grant of options pursuant to the Company’s stock option plan and in relation to any common share purchase warrants or broker warrants outstanding;

(t)                                    relating to prior or contemplated business combinations, acquisitions, mergers or asset divestitures; and

(u)                                 not entered into in the ordinary course of business (other than those which are cancellable without penalty within 30 days and have no ongoing liabilities or obligations after termination);

“Mineral Rights” shall have the meaning set out in Section 3.1(q)(i);

“Net Proceeds” means the Proceeds minus the Estimated Investor Expenses;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

“NI 45-106” means National Instrument 45-106 - Prospectus and Registration Exemptions;

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings;

“Notice of Articles” means the notice of articles of the Company, together with any amendments thereto or replacements thereof;

“Order” means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law;

“ordinary course of business” means the ordinary course of the Company’s business consistent with past practices and with good mining and business practice;

“Outstanding Equity Securities” means the total number of issued and outstanding Common Shares, on a fully-diluted basis excluding any Convertible Securities which are issued or issuable following the date hereof pursuant to an equity compensation plan in respect of the directors, officers or employees of the Company;

“Permit” means any permit, lease, licence, claim, certificate, order, grant, approval, consent, registration, closure plan or other authorization of or from any Governmental Entity and includes any permit necessary to explore for, exploit, develop, mine, produce or refine minerals;

“Permitted Expenditures” means expenditures primarily related to conducting an exploration program in respect of the Kami Property, the preparation of a feasibility study in relation thereto, securing long-lead equipment, and general, administrative and corporate expenses;

“Person” means and includes any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

“Proceeds” shall have the meaning set out in Section 2.1;

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Company prior to the Time of Closing with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents filed on www.sedar.com;

“Purchase Price” shall have the meaning set out in the recitals hereto;

“Qualifying Jurisdictions” means collectively, British Columbia, Alberta and Ontario;

“Real Property” shall have the meaning set out in Section 3.1(r);

“Related Party” means, with respect to any person (the “first named person”), any person that does not deal at arm’s length with the first named person or is an Associate of the first named person and, in the case of the Company, means (a) any director, officer, employee or Associate of the Company, (b) any person that does not deal at arm’s length with the Company, (c) any person that does not deal at arm’s length with, or is an Associate of, a director, officer, employee or Associate of the Company, and (d) any person who beneficially owns Common Shares representing more than 10% of the total number of issued and outstanding Common Shares;

“Repurchase Rights” shall have the meaning set out in Section 3.1(g);

“Rose North Technical Report” means the technical report titled “Technical Report and Mineral Resource Estimate on the Rose North Deposit Kamistiatusset Property, Newfoundland and Labrador for Alderon Iron Ore Corp.” prepared by Richard W. Risto, M.Sc., P.Geo., Michael Kociumbas, P. Geo. and G. Ross MacFarlane, P. Eng., of Watts, Griffis and McOuat dated October 26, 2011;

“Securities Laws” means all applicable Canadian securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such provinces and all rules and policies of the TSX;

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Qualifying Jurisdictions;

“Shareholders” holders of Common Shares;

“Significant Shareholder” means a person who owns or controls more than 10% of the issued and outstanding Common Shares;

“Subsidiary” means 0860132 B.C. Ltd., a company incorporated under the Act;

“Subscription Shares” shall have the meaning set out in the recitals hereto;

“Tax” or “Taxes” means any federal, provincial, territorial, state or local income, goods and services, value added, corporation, land transfer, licence, payroll, excise, sales, use,

capital, withholding, mining or other tax, levy, duty, royalty, assessment, reassessment or other charge of any kind whatsoever, whether direct or indirect, including any interest or penalty on any of the foregoing, whether disputed or not, and for greater certainty includes Canada Pension Plan premiums and employment insurance premiums;

“Tax Act” means the Income Tax Act (Canada);

“Tax Return” means any return, report, declaration, designation, election, notice, filing, form, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax;

“Technical Report” means the technical report titled “Preliminary Economic Assessment Report on the Kamistiatusset (Kami) Iron Ore Property, Labrador, Newfoundland, Canada”  prepared by Angelo Grandillo, Eng., M.Eng., of BBA Inc., Mr. James K. Powell, P.Eng., M.Eng., of Stantec, Mr. Michael Kociumbas, B.Sc., P.Geo. and Mr. Richard W. Risto, M.Sc., P.Geo., both of Watts, Griffis and McOuat Limited, dated September 8, 2011;

“Time of Closing” means 9:00 a.m. PST on the date hereof or such other date as the parties hereto agree;

“TSX” means the Toronto Stock Exchange or any successor thereto;

“United States” means the United States of America as defined in Regulation S under the U.S. Securities Act;

“U.S. Person” means a “U.S. Person” as defined in Rule 902(k) of the U.S. Securities Act; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2                                                                               Rules of Construction

In this Agreement:

(a)                                  the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)                                 references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c)                                  the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)                                 words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)                                  the word “including” is deemed to mean “including without limitation”;

(f)                                    the terms “party” and the “parties” refer to a party or the parties to this Agreement;

(g)                                 any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)                                 any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)                                     all dollar amounts refer to Canadian dollars;

(j)                                     any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)                                  whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3                                                                               Time of Essence

                                                                                                Time shall be of the essence of this Agreement.

1.4                                                                               Governing Law and Submission to Jurisdiction

(a)                                          This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

(b)                                         Each of the parties irrevocably and unconditionally (i) submits to the nonexclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.5                                                                               Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.6                                                                               Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, including the draft term sheet dated December [16], 2011. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein.

1.7                                                                               Accounting Principles

Any reference in this Agreement to generally accepted accounting principles refers to accounting principles which have been established as generally accepted in Canada for financial reporting, applied on a consistent basis, including those principles recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants or any successor body thereto, and which are applicable in the circumstances as of the date in question. Accounting principles are applied on a “consistent basis” when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

1.8                                                                               Knowledge

For the purposes of this Agreement, with respect to any matter, the knowledge of the Company shall mean (a) the actual knowledge of Tayfun Eldem, Mark Morabito, Keith Santorelli and (b) all information which ought to have been known by Tayfun Eldem, Mark Morabito, Keith Santorelli after making reasonable inquiry of the directors, officers and employees of and consultants to the Company concerning the matters in question, whether or not any such inquiry was actually made.

1.9                                                                               Schedules

The following Schedules are attached to and form an integral part of this Agreement:

Schedule 3.1(g)	-	Convertible Securities and Pre-emptive Rights
Schedule 3.1(p)(i)	-	Permits
Schedule 3.1(p)(ii)	-	Required Permits
Schedule 3.1(q)(i)	-	Mineral Rights
Schedule 3.1(r)	-	Real Property
Schedule 3.1(s)(iii)	-	Personal Property
Schedule 3.1(ll)(i)	-	Employees

ARTICLE 2
PURCHASE OF COMMON SHARES

2.1                                                                               Investment in Company

On the terms and subject to the conditions of this Agreement, the Investor agrees on the date hereof to subscribe for and purchase from the Company, and the Company agrees to issue from treasury and sell to the Investor, 14,981,273 Common Shares at a purchase price per share of $2.67 for total proceeds of $39,999,998.91 (the “Proceeds”).

2.2                                                                               Satisfaction of the Purchase Price

In full satisfaction of the aggregate Purchase Price, the Investor shall pay, or cause to be paid, the Net Proceeds to the Company (or as directed by the Company) by wire transfer in immediately available funds or in any other manner agreed upon by the parties, at the Time of Closing.

2.3                                                                               Use of Proceeds

The Company acknowledges and agrees that the Proceeds shall be used by the Company only for Permitted Expenditures.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                                                                               Representations and Warranties of the Company

The Company hereby represents, warrants and covenants to the Investor as follows and acknowledges that the Investor is relying on such representations, warranties and covenants in completing its subscription for the Subscription Shares:

(a)                                  Organization.

(i)                                     The Company is now and at the Time of Closing will be duly incorporated and is a corporation validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. The Company has full corporate power to own and lease its property and authority to carry on its business as currently conducted. The Company is duly qualified, licensed or registered to carry on business in the jurisdictions in which it carries on business and owns property where so required by the laws of such jurisdictions and is not otherwise precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement, or document. To the Company’s knowledge, no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification. The Company is up-to-date in all material corporate filings and is in good standing under applicable corporate Laws.

(ii)                                  The Subsidiary is now and at the Time of Closing will be a valid and subsisting corporations, duly incorporated and in good standing under the laws of the jurisdiction in which it is incorporated. The Subsidiary has full corporate power to own and lease its property and authority to carry on its business as currently conducted. The Subsidiary is duly qualified, licensed or registered to carry on business in the jurisdictions in which it carries on business and owns property where so required by the laws of such jurisdictions and is not otherwise precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement, or document. To the Company’s knowledge, no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification. The Subsidiary is up-to-date in all material corporate filings and is in good standing under applicable corporate Laws.

(b)                                 Authorization. The Company has the requisite power and authority to undertake the offering of Subscription Shares pursuant to this Agreement and enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Company and is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

(c)                                  Books and Records.

(i)                                     The minute books and corporate records of the Company are true and correct in all material respects and contain substantially all minutes of all meetings and all resolutions of the Board (and any committees of the Board) and Shareholders as at the date hereof and at the Time of Closing will contain substantially all minutes of all meetings and all resolutions of the Board (and any committees of the Board) and Shareholders.

(ii)                                  The minute books and corporate records of the Subsidiary are true and correct in all material respects and contain substantially all minutes of all meetings and all resolutions of the board of directors of the Subsidiary (the “Subsidiary Board”) (and any committees of the Subsidiary Board) and shareholders of the Subsidiary as at the date hereof and at the Time of Closing will contain substantially all minutes of all meetings and all resolutions of the Subsidiary Board (and any committees of the Subsidiary Board) and Shareholders of the Company.

(d)                                 Capitalization.

(i)                                     The Company is authorized to issue an unlimited number of Common Shares, without par value, of which 84,717,514 Common Shares are issued and outstanding as of the date hereof.  All of the issued and outstanding Common Shares are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with applicable laws and not in violation of or subject to any pre-emptive or similar right that entitles any person to acquire from the Company any Common Shares or other security of the Company or any Convertible Securities or any other such security.  No other securities of the Company are issued and outstanding other than the Common Shares referred to in this Section 3.1(c) and the Convertible Securities referred to in Schedule 3.1(g).  The capitalization of the Company on a fully diluted basis is 101,377,349 Common Shares.

(ii)                                  The Subsidiary is authorized to issue an unlimited number of common shares, of which one common share is issued and outstanding as at the date hereof, and which is beneficially owned, directly or indirectly, by the Company free and clear of any Encumbrances, all of the outstanding equity interests in the Subsidiary have been duly authorized and validly issued, none of the outstanding equity interests of the Subsidiary were issued in violation of pre-emptive or similar rights of any security holder of the Subsidiary and all of such equity interests are outstanding as fully paid and non-assessable common shares.  There exists no options, warrants, purchase rights, or other contracts or commitments that would require the Company or any other person to sell, transfer or otherwise dispose of any equity interests of the Subsidiary or for the issue or allotment of any unissued common shares in the capital of the Subsidiary or any other security convertible into or exchangeable for any such common shares.

(e)                                  Share Terms. The rights, privileges, restrictions and conditions attached to the Common Shares of the Company are as set out in the Notice of Articles and the Articles.

(f)                                    Issuance of Shares. The Company has the full power and authority to issue the Subscription Shares. The issuance of the Subscription Shares has been duly authorized and at the Time of Closing the Subscription Shares will be validly issued as fully paid and non- assessable shares in the capital of the Company.

(g)                                 No Options. Except as set out in Schedule 3.1(g), no person has any agreement, option, warrant, right or other security or conversion privilege issued or granted by the Company or any of its Affiliates that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire Common Shares, including pursuant to one or more multiple exercises, conversions and/or exchanges (collectively, “Convertible Securities”) or to require the Company to purchase, redeem or otherwise acquire any of its issued and outstanding shares (collectively, “Repurchase Rights”). Schedule 3.1(g) sets out the number, date of expiry and exercise price of each Convertible Security, as applicable. Except as set out in Schedule 3.1(g) no

Shareholder has any pre-emptive right or right of first refusal in respect of the allotment and issuance of any unissued or other shares of the Company.

(h)                                 Transfer Agent. Computershare Investor Services Inc. at its principal offices in the City of Vancouver is the duly appointed registrar and transfer agent of the Company with respect to the Common Shares.

(i)                                     Voting and Registration Rights. The Company is not a party or subject to any agreement or understanding, and to the knowledge of the Company there is no agreement between any Shareholders of the Company or by a director of the Company that affects or relates to the voting or giving of written consents with respect to any of the Company’s securities.  The Company has not granted any registration rights or similar rights with respect to its securities to any person.

(j)                                     Regulatory Matters.

(i)                                     The Company is a “reporting issuer” under the Securities Laws of each of the Qualifying Jurisdictions and, with respect to the Securities Act (Alberta) and the Securities Act (Ontario) is not noted as being in default on the list of reporting issuers maintained under such legislation, and with respect to the Securities Act (British Columbia), is not included in the list of reporting issuers in default maintained under such legislation, and in particular, without limiting the foregoing, the Company is in material compliance with its disclosure obligations under Securities Laws and there is no material change relating to the Company which has occurred and with respect to which the requisite material change report has not been filed with the Securities Regulators. All filings and fees required to be made and paid by the Company pursuant to Securities Laws and general corporate law have been made and paid. The Company has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a Securities Regulator seeking to revoke the reporting issuer status of the Company.

(ii)                                  Since December 31, 2009, as of their respective filing dates, each of the Public Disclosure Documents complied in all material respects with the requirements of applicable Securities Laws and none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company has not filed any confidential material change report or other confidential report with any Securities Regulators or other Governmental Entity which at the date hereof remains confidential.

(iii)                               The Technical Report and the Rose North Technical Report comply in all material respects with the provisions of NI 43-101.

(k)                                  Listing of Common Shares.

(i)                                     The Common Shares are listed and posted for trading on the TSX and no order ceasing or suspending trading in any securities of the Company or prohibiting the sale or issuance of the Subscription Shares or the trading of any of the Company’s issued securities has been issued and no (formal or informal) proceedings for such purpose have been threatened or, to the knowledge of the Company, are pending.

(ii)                                  The Company has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX.

(l)                                     Dividends and Distributions. The Company has not, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its shares of any class and has not agreed to do so.

(m)                               Subsidiaries. The Company has no subsidiaries other than the Subsidiary, does not beneficially own any securities of any person other than the Subsidiary and has no agreements of any nature to acquire any securities of any person or acquire or lease any other business operations. The Company has not carried on any business in any entity other than the Company, the Subsidiary or its predecessors.

(n)                                 Related Party Transactions. Except as disclosed in the Public Disclosure Documents, the Company has not since December 31, 2009, (i) made any payment or loan to, or borrowed any moneys from or otherwise been indebted to, any Related Party of the Company having a value exceeding $100,000 over a 12 month period or $20,000 in any given 30 day period; (ii) been a party to any Contract with any Related Party of the Company having a value exceeding $100,000 over a 12 month period or $20,000 in any given 30 day period; and (iii) to the knowledge of the Company, no officer or director of the Company and no entity which is an Affiliate or Associate of one or more of such individuals:

(i)                                     owns, directly or indirectly, any interest in (except for shares representing less than 10% of the outstanding shares of any class or series of any publicly traded company), or is an officer, director or employee of or consultant to, any person which is, or is engaged in business as, a competitor of the Business or the Company or a lessor, lessee, supplier, distributor, agent or customer of the Business or the Company;

(ii)                                  owns, directly or indirectly, in whole or in part, any property that the Company uses or intends to use in the operation of the Business; or

(iii)                               has any cause of action or other Claim whatsoever against, or owes any amount to, the Company, except for any liabilities reflected in the

Financial Statements and claims in the ordinary course of business for accrued vacation pay and accrued benefits.

(o)                                 Restrictive Documents. Other than as disclosed in Schedule 3.1(g), the Company is not subject to, or a party to, any restriction under its Notice of Articles or Articles, any Law, any Claim, any Contract or instrument, any Encumbrance or any other restriction of any kind or character which would prevent or restrict (i) the consummation of the transactions contemplated by this Agreement, (ii) the compliance by the Company with the terms, conditions and provisions hereof, (iii) the declaration of dividends by the Company or (iv) the operation of the Business by the Company after the date hereof.

(p)                                 Permits.

(i)                                     Schedule 3.1(p)(i) sets out each Permit held by the Company, the applicable permit number and the dates of grant and of expiry. To the knowledge of the Company, other than those Permits set out in Schedule 3.1(p)(ii) (“Required Permits”), there are no other material Permits necessary to explore, develop, construct, operate, close and rehabilitate the Business. The Company expects to be able to obtain in due course all material Permits that are necessary to explore, develop, construct, operate, close, reclaim and rehabilitate the Business.

(ii)                                  Each Permit held by the Company is validly subsisting and in good standing and the Company is not in default or breach of any such Permit and no proceeding is pending or, to the knowledge of the Company, threatened to revoke or limit any such Permit and, to the knowledge of the Company, there are no facts or circumstances that may reasonably result in such a revocation or limitation. To the knowledge of the Company, there are no grounds, facts or circumstances that could reasonably be expected to prevent the renewal of any Permit held by or granted to the Company. The Company has provided a true and complete copy of each Permit held by the Company and all amendments thereto to the Investor.

(q)                                 Mineral Rights.

(i)                                     Schedule 3.1(q)(i) describes all mineral interests, mining concessions, mining tenements or other mineral rights owned by or subject to any license, option or similar agreement in favour of the Company that is material to the Business (the “Mineral Rights”).  Neither the Company nor the Subsidiary, holds, licenses or has any other material interest in any mineral interests, mining concessions, mining tenements or other mineral rights other than the Mineral Rights.

(ii)                                  the Mineral Rights have been properly located and recorded in compliance with applicable Laws and are comprised of valid and subsisting mineral claims;

(iii)                               the Company is the registered and beneficial owner of the Mineral Rights with good and marketable title thereto, free and clear of any title defect or Encumbrance other than the Altius Royalty;

(iv)                              the Mineral Rights constitute all of the right, title and interest necessary or appropriate to authorize and enable the Company to carry on the Business;

(v)                                 the Company has the exclusive right to deal with the Mineral Rights subject to the Altius Royalty, and there are no restrictions on the ability of the Company to use, transfer or exploit the Mineral Rights except pursuant to applicable Laws;

(vi)                              other than Altius pursuant to the Altius Royalty, no person other than the Company has any interest in the production or profits to be obtained in the future from the Mineral Rights or any royalty in respect thereof or any right to acquire any such interest;

(vii)                           there are no farm-in or earn-in rights, rights of first refusal or similar rights or provisions which could materially affect the Mineral Rights;

(viii)                        the Company has not received any notice, whether written or oral, from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke the interest of the Company in any Mineral Right;

(ix)                                the Mineral Rights are in good standing under applicable Law; all work required to be performed has been performed and all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(x)                                   all mining operations and all exploration activities in respect of the Mineral Rights have been conducted in all material respects in accordance with good mining and engineering practices and all material workers’ compensation and health and safety regulations have been complied with; and

(xi)                                that there are no adverse claims, actions, suits or proceedings that have been commenced, and to the knowledge of the Company none are pending or threatened and there are no state of facts or events that may give rise thereto or which could affect the title to or right to explore or develop the Mineral Rights which involves the possibility of any judgement or liability affecting the Mineral Rights.

(r)                                    Real Property. Except for the Mineral Rights and as disclosed in Schedule 3.1(r), neither the Company nor the Subsidiary hold any freehold, leasehold or other real property interests and rights (including licences from landholders permitting the use of land, leases, rights of way, occupancy rights, surface rights and easements) (collectively, the “Real Property”).

(s)                                  Title to Personal and Other Property.

(i)                                     All of the personal property of the Company and Subsidiary are owned beneficially by the Company and Subsidiary with good and marketable title thereto, free and clear of all Encumbrances other than immaterial encumbrances entered into in the ordinary course of business.

(ii)                                  The Company and Subsidiary have valid leasehold title to all personal property leases.

(iii)                               Except as disclosed in Schedule 3.1(s)(iii), there are no tangible assets, machinery, equipment, furniture, office equipment, computer hardware and software that is owned or leased by the Company and Subsidiary on the date hereof with a purchase price or annual lease payment of more than $50,000 per item.

(t)                                    Expropriation. No asset (including the Mineral Rights) of the Company or Subsidiary has been taken or expropriated by any Governmental Entity or person nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or commence any such proceeding.

(u)                                 No Options, Etc. No person has any Contract (including an option) or any right or privilege capable of becoming same for the purchase from the Company or the Subsidiary of any of their material assets (including the Mineral Rights).

(v)                                 Compliance with Laws.

(i)                                     The Company and the Subsidiary have complied in all respects with all Laws applicable to them and to the conduct or operation of the Business and to the ownership or use of any of their assets, including the Mineral Rights owned or used thereby.

(ii)                                  Neither the Company nor the Subsidiary is aware of any Law, or proposed Law published by a legislative body, which it anticipates will materially adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Company or the Subsidiary.

(w)                               Consents and Approvals. There is no requirement under the Securities Laws or securities laws of the United States of America for the Company to make any filing, give any notice or obtain any Permit as a condition to the lawful consummation of the transactions contemplated by this Agreement, other than filings required to be made following Closing under applicable Securities Laws, or the published rules of the TSX. Other than as set out in Schedule 3.1(g), there is no requirement under any Material Contract to give any notice to, or to obtain the consent or approval of, any party to such Contract relating to or as a result of, the consummation of the transactions contemplated by this Agreement.

(x)            No Violation.

(i)            Neither the Company nor the Subsidiary are in violation of any term of their constating documents.  Neither the Company nor the Subsidiary are in violation of any term or provision of any agreement, indenture or other instrument applicable to them which would, or could, result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of the Company or Subsidiary on a consolidated basis.  Neither the Company nor the Subsidiary is in material default in the payment of any obligation owed which is now due and there is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of the Company after due inquiry, threatened which, whether in any case or in the aggregate, might result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs, prospects or operation of the Company or Subsidiary on a consolidated basis or in any of its or the Subsidiary’s material properties or assets or in any material liability on the part of the Company or the Subsidiary on a consolidated basis or which places or could place in question, the validity or enforceability of this Agreement;

(ii)           The execution and delivery of this Agreement by the Company, and the issuance of the Subscription Shares to the Investor will not result in either:

(A)          the breach or violation of any of the provisions of or constitute a default under or conflict with or cause the acceleration of any obligation of the Company under, or give any person a right to terminate, cancel or modify:

(I)            any Contract to which the Company or by which any of its assets (including the Mineral Rights) is bound;

(II)           any provision of the Notice of Articles, Articles or any resolution of the Shareholders or Board (or any committee thereof) of the Company;

(III)         any applicable laws; or

(IV)         any Permit held by the Company or necessary to the operation of the Business or;

(B)           the creation or imposition of any Encumbrance on the Subscription Shares or any assets (including the Mineral Rights) of the Company or Subsidiary.

(y)           Material Contracts. True and complete copies of all Material Contracts, and any agreement which exists in draft or unsigned form or for which a term sheet exists which would, upon execution of the definitive agreement, constitute a Material Contract, have been delivered to the Investor on or prior to the date hereof.

Neither the Company, nor to the Company’s knowledge, any other person, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Company or such other person under any Material Contract or other instrument, document or arrangement (including all option agreements) to which the Company is a party or otherwise bound and all such contracts, agreements or arrangements (including all option agreements) are in good standing, constitute valid and binding agreements of the Company, and to the Company’s knowledge, of each of the parties thereto, are in full force and effect and are enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction, and no event has occurred which with notice or lapse of time or both would constitute such a default by the Company or, to the Company’s knowledge, any other party. The Company has no knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any such material contract and the Company has not received notice of any intention to terminate any such contract or agreement or repudiate or disclaim any such transaction. The Company does not have any agreements of any nature whatsoever to acquire, merge or enter into any business combination or joint venture agreement with any entity, or to acquire any other business operations.

(z)            Debt Instruments. Except as described in the Public Disclosure Documents, neither the Company nor the Subsidiary are parties to or bound by or subject to: (i) any bond, debenture, promissory note, credit facility or other Contract evidencing indebtedness or potential indebtedness for borrowed money; or (ii) any contract, whether written or oral, to create, assume or issue any of the foregoing.

(aa)         No Liabilities. Neither the Company nor the Subsidiary has any liabilities, direct or indirect, contingent or otherwise, not disclosed in the Public Disclosure Documents which materially adversely affects the Company or the Subsidiary or would reasonably be expected to have a material adverse effect upon the condition (financial or otherwise), capital, property, assets, operations or Business of the Company on a consolidated basis.  Without limiting the generality of the foregoing, neither the Company nor the Subsidiary have any material obligation or liability except as disclosed in the Public Disclosure Documents or those arising in the ordinary course of business, none of which is materially adverse to the Company and the Subsidiary taken together as a whole.

(bb)         Litigation. There are no judgments which remain unsatisfied against the Company or the Subsidiary or consent decrees or injunctions to which the Company or the Subsidiary is subject. Other than as disclosed to the Investor, there are no investigations, actions, suits or proceedings at Law or in equity or by or before any Governmental Entity now pending or, to the knowledge of the Company and the Subsidiary, threatened against or affecting the Company or the Subsidiary (or their respective properties or assets) and, to the knowledge of the

Company, there is no ground on which any such action, suit or proceeding might be commenced.

(cc)         Financial Matters. The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis throughout and complied, as of their respective dates of filing, with the applicable published rules and regulations of the TSX and under applicable Securities Laws with respect thereto, and the Financial Statements, together with the applicable certifications filed by the Company in connection with the Financial Statements in accordance with NI 52-109, present fairly, in all material respects, the financial condition of the Company, on a consolidated basis, for the applicable periods then ended. The Company does not intend to correct or restate, nor, to the knowledge of the Company, is there any basis for any correction or restatement of, any aspect of the Financial Statements.

(dd)         Off-Balance Sheet Financing. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company with unconsolidated entities or other persons.

(ee)         Independence of Auditors. The auditors of the Company are independent public accountants as required under Securities Laws. To the Company’s knowledge, there has never been a “reportable event” (within the meaning of NI 51-102) with the present or any former auditor of the Company.

(ff)           No Insolvency Proceedings. To the knowledge of the Company, there has not been any petition filed, or any judicial or administrative proceeding commenced which has not been discharged, by or against the Company or the Subsidiary or with respect to any asset of the Company or the Subsidiary under any applicable Law relating to bankruptcy, insolvency, reorganization, fraudulent transfer, compromise, arrangement of debt or creditors’ rights and no assignment has been made for the benefit of the creditors of the Company. Neither the Company nor the Subsidiary has authorized any action with respect to its bankruptcy, insolvency, liquidation, dissolution or winding-up.

(gg)         No Material Change. Except as disclosed in the Public Disclosure Documents, since December 31, 2009, no change has occurred in any of the assets, business, financial condition or results of operations of the Company or the Subsidiary which, individually or in the aggregate, has had, will have or could reasonably be expected to have a material adverse effect on the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects of the Company or the Subsidiary, or on the price or value of the Common Shares.

(hh)         Absence of Change. Except as disclosed in the Public Disclosure Documents and this Schedule 3.1(hh), since December 31, 2009 neither the Company nor the Subsidiary has:

(i)            paid or satisfied any obligation or liability, absolute or contingent, other than current liabilities or obligations disclosed in the Financial Statements and current liabilities or obligations incurred in the ordinary course of business;

(ii)           declared, set aside or paid any dividend, redeemed or repurchased any outstanding shares, or made any distribution of its properties or assets to its Shareholders, other than salaries, fees and other compensation paid in each case in the ordinary course of business;

(iii)          suffered a material loss, destruction or damage to any of its assets (including the Mineral Rights), whether or not insured;

(iv)          authorized or agreed to any material change in the terms and conditions of employment of its personnel, including any benefit, pension or retirement plan;

(v)           waived or cancelled any material right, claim or debt owed to it;

(vi)          transferred, assigned, sold or otherwise disposed of any of its material assets;

(vii)         incurred or assumed or guaranteed any liability, obligation or expenditure of any nature, absolute or contingent, other than liabilities incurred in the ordinary course of business and in an amount less than $150,000 in the aggregate;

(viii)        committed to make or perform any capital expenditures or maintenance or repair projects, except for capital expenditures or maintenance or repair projects incurred in the ordinary course of business with a value not greater than $250,000 in the aggregate;

(ix)           entered into any commitment or transaction not in the ordinary course of business;

(x)            entered into or authorized or agreed to any changes in any Material Contract other than in the ordinary course of business;

(xi)           made or agreed to make any bonus or profit sharing distribution or payment of any kind, other than bonuses to employees in the ordinary course of business;

(xii)          arranged any debt financing or incurred or increased its indebtedness for borrowed money;

(xiii)         made any change in any method of accounting or auditing practice except as disclosed in the Financial Statements;

(xiv)        mortgaged, pledged, subjected to lien, granted a security interest in or otherwise Encumbered any of its assets (including the Mineral Rights), whether tangible or intangible, other than pursuant to the Altius Royalty;

(xv)         made any material gift of money or of any property or assets to any individual or person; or

(xvi)        authorized, agreed or otherwise become committed to do any of the foregoing.

(ii)           Taxes.

(i)            The Company and the Subsidiary have duly filed on a timely basis all Tax Returns required to be filed by them and all such returns are true, correct and complete in all material respects. The Company and the Subsidiary have paid all Taxes which are due and payable, and all assessments, reassessments, governmental charges, penalties, interest and fines due and payable by them. The Company and the Subsidiary have made adequate provision for Taxes payable by them for the current period and any previous period for which Tax Returns are not yet required to be filed. Except as disclosed in this Schedule 3.1(ii)(i), there are no audits, actions, suits, proceedings, investigations or claims pending or, to the knowledge of the Company, threatened against the Company or the Subsidiary in respect of Taxes, governmental charges or assessments, nor are any material matters under discussion with any governmental authority relating to Taxes, governmental charges or assessments asserted by any such authority. The Company and the Subsidiary have withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of Canada, the amount of all Taxes and other deductions required to be withheld therefrom and have paid the same to the proper taxing authority within the time required under any applicable Law. The Company and the Subsidiary have remitted to the appropriate tax authority when required by Law to do so, all amounts collected by it on account of GST or HST and other Taxes. The Canadian federal income tax liability of the Company and the Subsidiary has been assessed by the Canada Revenue Agency for all financial years up to and including the financial year ended December 31, 2010 and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return by, or payment of any Tax, governmental charge or deficiency against, the Company. The Company has provided to the Investor a true copy of all Tax Returns filed by the Company and the Subsidiary in respect of the two last completed taxation years of the Company.

(ii)           Except as disclosed in the Public Disclosure Documents, neither the Company nor the Subsidiary is a party to any Contract with any person not dealing at arm’s length with the Company (within the meaning of the Tax Act).

(jj)           Investment Company. Neither the Company nor the Subsidiary is, and at the Time of Closing will not be, an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.

(kk)         Foreign Corrupt Practices. None of the Company, the Subsidiary, nor, to the knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or Subsidiary has, in the course of its actions for, or on behalf of, the Company or Subsidiary (i) used, or authorized the use of, any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made, or authorized the making of, any direct or indirect unlawful payments to any Canadian or foreign government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act or any similar act under any Laws that the Company is subject to; or (iv) made, or authorized the making of, any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(ll)           Employee and Consultant Matters.

(i)            Schedule 3.1(ll)(i) lists all individuals employed by the Company and all consultants performing services for the Company pursuant to a Contract. The Company is not aware of any breaches of any employment or consulting Contract to which it is party. The Company does not have any employment or consulting contract or other Contract pursuant to which such services are provided, whether written or oral, with any person except as listed in Schedule 3.1(ll)(i), true and complete copies of which Contracts have been provided to the Investor.

(ii)           All accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, Canada Pension Plan premiums, accrued wages, salaries and commissions, if any, have been accurately reflected in the books and records of the Company.

(iii)          The Company is not bound by or a party to any collective bargaining agreement or any benefit plan including any pension plan, profit sharing plan, retirement plan, compensation deferral plan or other plan or arrangement of a similar nature maintained by or on behalf of the Company for any of its employees.

(iv)          No labour dispute, work stoppage or labour strike with the employees of the Company exists, is pending or imminent or, to the knowledge of the Company, is threatened or reasonably anticipated, and the Company is not aware of any existing, pending or imminent labour disturbance by the employees of any of its principal suppliers, manufacturers, customers or contractors.

(v)           The issuance and sale of the Subscription Shares to the Investor will not trigger any compensation or remuneration or other rights for senior employees of the Company.

(vi)          The Company has been and is in compliance with all applicable Laws with respect to employment and labour and there are no current or, to the knowledge of the Company, pending or threatened proceedings before any Governmental Entity with respect to any of the Company’s employees. There are no complaints, claims, charges, levies or penalties outstanding or, to the knowledge of the Company, anticipated, nor are there any orders, decisions, directions or convictions currently registered or outstanding by any Governmental Entity against or in respect of the Company under or in respect of any employment or labour Laws.

(mm)       Bargaining Rights. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent:

(i)            holds bargaining rights with respect to any of the employees of the Company by way of certification, interim certification, voluntary recognition, designation or successor rights;

(ii)           has applied to be certified as the bargaining agent of any of the employees of the Company; or

(iii)          has applied to have the Company declared a related employer or successor employer pursuant to applicable labour legislation.

(nn)         Environmental.

(i)            To the knowledge of the Company, the Company, the Subsidiary, the Business, and the Mineral Rights and all operations thereon have been and are in compliance with Environmental Laws.

(ii)           The Permits identified on Schedule 3.1(p)(i) and 3.1(p)(ii) include all material Permits required under Environmental Laws to develop, exploit, operate, close, reclaim and rehabilitate the Business, or the Mineral Rights.

(iii)          Neither the Company nor the Subsidiary has used or permitted to be used, except in compliance with all Environmental Laws, any Real Property to release, generate, manufacture, process, distribute, use, treat, store, transport or handle any Hazardous Substance. The Company has no knowledge of the presence of any Hazardous Substance on, in or under any Real Property.

(iv)          Neither the Company, the Subsidiary, the Business, the Mineral Rights nor any of the Company’s or Subsidiary’s other assets is subject to any current, nor, to the knowledge of the Company, any pending or threatened:

(A)          claim, action, notice, demand, allegation, investigation, proceeding, application, order, judgment, requirement or directive which relates to environmental, natural resources, Hazardous Substances, human health or safety matters, and which may require or result in any work, repairs, rehabilitation, reclamation, remediation, construction, obligations, liabilities or expenditures (and, to the knowledge of the Company, there is no basis for such a claim, action, notice, demand, allegation, investigation, proceeding, application, order, judgment, requirement or directive); or

(B)           allegation, demand, direction, order, notice or prosecution with respect to any Environmental Law applicable thereto including any Laws respecting the use, storage, treatment, transportation, rehabilitation, reclamation, remediation or disposition of any Hazardous Substance (including without limitation tailings, waste rock, sediment from erosion, wastewater and surface water run-off) from the Business, the Mineral Rights or any of the Company’s or Subsidiary’s other assets and the Company nor the Subsidiary has settled any allegation of non-compliance with Environmental Laws prior to prosecution.

(v)           To the knowledge of the Company, the Company has provided to the Investor a true and complete copy of each environmental audit, assessment, study or test of which it is aware relating to the Business, the Mineral Rights or any of the Company’s or Subsidiary’s other assets, including any environmental and social impact assessment study reports.

(vi)          To the knowledge of the Company, there are no pending or proposed changes to Environmental Laws that would render illegal or materially restrict, the operations of the Company, the Subsidiary, or the Business.

(oo)         Insurance. The assets of the Company, the Subsidiary and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor the Subsidiary has breached the terms of any policies in respect thereof nor failed to promptly give any notice or present any material claim thereunder. There are no material claims by the Company or the Subsidiary under any such policy as to which any insurance company is denying liability or defending under a reservation of rights clause. Neither the Company nor the Subsidiary has any reason to believe that it will not be able (i) to renew its existing insurance coverage as and when such insurance coverage expires or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a material adverse effect.

(pp)         Intellectual Property. The Company and Subsidiary owns or possesses the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights described in the Public Disclosure Documents as being owned by it or necessary for the conduct of the Business, and the Company is not aware of any claim to the contrary or any challenge by any other person to the rights of the Company or the Subsidiary with respect to the foregoing. To the Company’s knowledge, the Business as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with, in any material respect, patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person. No claim has been made against the Company alleging the infringement by the Company or the Subsidiary of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person.

(qq)         No Brokers, Finders or Advisors. Other than Rodman & Renshaw, no broker, Finder or financial or investment advisor acted for the Company or the Subsidiary in connection with this Agreement. Neither the Company nor the Subsidiary is a party to any Contract with any broker, Finder or financial or investment advisor and neither the Company nor the Subsidiary owes any compensation, including the issue of securities, to any broker, Finder or financial or investment advisor in respect of this Agreement other than Rodman & Renshaw and in respect of any potential future transaction(s) involving the Company or the Subsidiary other than as disclosed to the Investor.

(rr)           No Misrepresentation. All information which has been prepared by the Company relating to the Company, the Subsidiary and their respective business, properties and liabilities and either publicly disclosed or provided to the Investor, including all financial, marketing, sales and operational information provided to the Investor and all Public Disclosure Documents is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading.

(ss)         Full Disclosure. To the knowledge of the Company, there is no matter, thing, information, fact, data or interpretation thereof relative to the Company, the Subsidiary, the Business or any of its property and assets which could reasonably be expected to have a significant effect on the price or value of the Common Shares which has not been disclosed to the Investor.

3.2                          Representations and Warranties of the Investor

The Investor hereby represents and warrants to the Company as follows and acknowledges that the Company is relying on such representations and warranties in completing its issuance of the Subscription Shares:

(a)           Organization. It is a limited liability company validly existing under the Laws of the State of Delaware, with full power, authority and legal capacity to own or to hold the Subscription Shares and to complete the transactions to be completed by it as contemplated in this Agreement.

(b)           Authorization. This Agreement has been duly authorized by all requisite action on its part, and upon execution and delivery of the same, shall be enforceable against it in accordance with its respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)           No Violation. The entering into of this Agreement will not result in a violation of any of the terms and provisions of any law applicable to the Investor, any of the terms of the limited liability company agreement governing its business and affairs or of any agreement to which it is a party or by which it may be bound.

(d)           Residency. It is resident in the jurisdiction set out on the first page of this Agreement.

(e)           Accredited Investor. It is an “accredited investor” within the meaning of NI 45-106 and it is purchasing the Subscription Shares as principal.

(f)            No Offering Document. It has not received any offering document or disclosure document relating to the Subscription Shares.

(g)           Collection of Personal Information. That the Investor:

(i)            (A) has been notified by the Company (I) that the Company is required to provide information (“personal information”) pertaining to the Investor and acknowledges and consents to the Company retaining the personal information for as long as permitted or required by applicable law. The Investor further acknowledges and consents to (i) the Company delivering to the regulatory authorities in the Qualifying Jurisdictions, any personal information provided by the Investor respecting itself which is required to be provided in satisfaction of the Company’s obligations pursuant to Securities Laws including the information required by Form 45-106F6 — British Columbia Report of Exempt Distribution; and

(ii)           acknowledges that its name and other specified information, including the number of Subscription Shares, may be disclosed to (A) other Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable Laws and (B) authorities pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada). The Investor consents to the disclosure of that information.

(h)              (i)          Canadian Legend. The Investor acknowledges that the certificate representing the Subscription Shares will bear the following Canadian legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MUST NOT TRADE THE SECURITIES BEFORE [INSERT THE DATE THAT IS FOUR MONTHS PLUS ONE DAY AFTER THE CLOSING DATE].”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER THE SAID SECURITIES CANNOT BE FREELY TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

(ii)           U.S. Securities Laws. The Investor makes the representations, warranties and covenants in Schedule “A” hereto and agrees to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule “A” hereto.

3.3                          Survival of Representations and Warranties

The representations and warranties of a party herein shall survive the Closing until the second anniversary thereof, unless bona fide notice of a claim shall have been made in writing before such date, in which case the representation and warranty to which such notice applies shall survive in respect of that claim until the final determination or settlement of the claim, notwithstanding any investigation made by or on behalf of the party entitled to rely on such representation and warranty, and provided that (a) the representations and warranties set out in Sections 3.1(a), 3.1(a)(ii), 3.1(c), 3.1(d)(i), 3.1(f), 3.1(g), 3.2(a), 3.2(b) and 3.2(c) shall continue in full force and effect without limitation of time, and (b) the representations and warranties in Section 3.1(ii) (Taxes) shall survive and continue in full force and effect until 60 days following the expiration of the period, if any, during which an assessment, reassessment or other form of recognized document assessing liability for Taxes or interest or penalties upon Taxes under applicable Law in respect of any taxation year to which such representations and warranties extend could be issued under such Law. Notwithstanding the foregoing, a claim for any breach of any of the representations and warranties contained in this Agreement involving fraud or fraudulent misrepresentation may be made at any time following the date hereof, subject only to applicable limitation periods imposed by applicable Law.

ARTICLE 4
ADDITIONAL COVENANTS

4.1                                                                               Board Representation

For as long as the Investor’s Percentage is at least 7.5%:

(a)                                  the Investor shall be entitled to designate one individual (the “Investor’s Nominee”), to be nominated and, if elected, to serve as a member of the Board for a term expiring not earlier than the Company’s next annual meeting of Shareholders at which directors of the Company are to be elected provided that such Investor’s Nominee consents in writing to serve as a director and is eligible under the Act to serve as a director;

(b)                                 the Company shall take all steps as may be necessary to appoint the Investor’s Nominee to the Board as of the Closing Time;

(c)                                  at the first annual meeting of Shareholders following the end of the term of the Investor’s Nominee, at which directors of the Company are to be elected, and at each meeting of Shareholders thereafter at which directors are to be elected, the Company shall cause the Investor’s Nominee to be included in the slate of nominees proposed by the Company to the Shareholders for election as directors;

(d)                                 the Company shall use commercially reasonable efforts to cause the election of the Investor’s Nominee, including soliciting proxies in favour of the election of the Investor’s Nominee;

(e)                                  the Company shall notify the Investor in writing immediately upon determining the date of any meeting of the Shareholders at which directors of the Company are to be elected and the Investor shall advise the Company and the Board of the name of the Investor’s Nominee within 10 Business Days after receiving such notice;

(f)                                    if the Investor does not advise the Company and the Board of the Investor’s Nominee within the time set forth in Section 4.1(e), then the Investor will be deemed to have designated its incumbent nominee for nomination for election at the relevant meeting of the Shareholders;

(g)                                 if the Investor’s Nominee ceases to hold office as a director of the Company for any reason, the Investor shall be entitled to nominate an individual to replace him or her and the Company shall promptly take all steps as may be necessary to appoint such individual to the Board to replace the Investor’s Nominee who has ceased to hold office;

(h)                                 if the Investor’s Nominee to the Board is anybody other than Noel Dunn, the Investor will provide the Board with reasonable notice of the person it proposes to nominate to the Board, and the Investor will give due consideration to the view of the independent members of the Board as to whether such person is an appropriate addition to the Board given his or her skill set.  However, neither the Board nor the Company will be entitled to veto the Investor’s Nominee provided that such Investor’s Nominee has not previously been removed by a resolution of the Shareholders and is not a director who retired by rotation and was not re-elected by the Shareholders; and

(i)                                     so long as the Investor’s Nominee serves as a member of the Board, such Investor’s Nominee shall be eligible to serve on any committee of the Board provided that such Investor’s Nominee satisfies the eligibility criteria for such committee and the Board has approved, and has received regulatory approval, of the Investor’s Nominee serving as a member of such committee.

4.2                                                                               Participation Rights

For as long as the Investor’s Percentage is at least 7.5%, in the event that the Company proposes to issue Common Shares or Convertible Securities (an “Equity Financing”), including without limitation, convertible debt securities (collectively, “Equity Securities”) directly or indirectly, for cash or cash equivalents, other than the issue of Equity Securities under any equity compensation plan in respect of the directors, officers or employees of the Company; (ii) pursuant to existing Convertible Securities, including without limitation, pursuant to outstanding Common Share purchase warrants; or (iii) as consideration for an M&A transaction:

(a)                                  the Company shall deliver a notice to the Investor in writing as soon as possible after the public announcement of the Equity Financing, but in any event on: (i) the date on which the Company files a preliminary prospectus, registration statement or other offering document in connection with an Equity Financing that constitutes a public offering of the Shares and (ii) at least five Business Days prior to the proposed closing date of the Equity Financing (the “Equity Financing Notice”), specifying: (A) the total number of Outstanding Equity Securities; (B) the total number of Equity Securities which are proposed to be offered for sale; (C) the rights, privileges, restrictions, terms and conditions of the Equity Securities proposed to be offered for sale; (D) the consideration for which the Equity Securities are proposed to be offered for sale; and (E) the proposed closing date of the Equity Financing;

(b)                                 the Investor shall have the right to subscribe for and purchase such number of Equity Securities that the Company proposes to offer for sale as described in the Equity Financing Notice as would result in the Investor and its affiliates collectively maintaining, following the completion of the Equity Financing, the Investor’s Percentage held immediately prior to the first public announcement of the proposed Equity Financing, for the consideration and on the same terms and conditions as offered to the other potential investors under the Equity Financing all as set forth in the Equity Financing Notice. If the Investor elects to subscribe for such Equity Securities, the Investor shall provide written notice to the Company by the close of business on the fifth Business Day following the day upon which the Equity Financing Notice is received by the Investor; and

(c)                                  where such Equity Financing is pursuant to a prospectus offering, the Company shall use commercially reasonable efforts to include the Investor’s pro rata share entitlement for sale as part of such prospectus offering, provided however that if the Investor’s pro rata share is not included in such prospectus offering, the Company shall use commercially reasonable efforts to provide the Investor with the opportunity to subscribe for such Common Shares on a private placement basis within 15 business days following the closing of the prospectus offering.

4.3                                                                               Information Rights

For as long as the Investor’s Percentage is at least 7.5%, in the event the Company ceases to be a reporting issuer in all provinces and territories of Canada, the Company will, for every interim and annual period thereafter, provide the Investor with:

(a)                                  interim, unaudited financial statements on or before the 60th day after the end of each of the Company’s completed interim periods; and

(b)                                 audited, comparative annual financial statements on or before the 90th day after the end of each of the Company’s completed financial years.

4.4                                                                               Sale of Investor’s Securities

(a)                                  For so long as the Investor’s Percentage is 10% or more, if the Investor desires to sell any Common Shares held by it, the Investor shall:

(i)                                     send a notice of the proposed sale of securities to the Company (the “Notice”), setting forth the number of Common Shares the Investor desires to sell (the “Sale Shares”) and the minimum price per Sale Share that the Investor is willing to sell the Sale Shares for (the “Floor Price”) and irrevocably offering to sell the Sale Shares to a purchaser or purchasers identified by the Company (the “Identified Purchaser”) for cash, at a price equal to or greater than, the Floor Price (the “Sale Price”);

(ii)                                  not, during the seven days following delivery of the Notice (the “Offer Period”), sell the Sale Shares to any purchaser other than an Identified Purchaser; and

(iii)                               upon receipt of a notice in writing delivered by the Company to the Investor during the Offer Period, setting forth the name of the Identified Purchaser and the number of Sale Shares such purchaser has agreed to purchase (the “Acceptance Notice”), sell the Sale Shares to the Identified Purchaser set forth in Acceptance Notice at the Sale Price, with such sale to be completed within a reasonable period of time after receipt of the Acceptance Notice by the Investor.

(b)                                 If the Acceptance Notice is not delivered to the Investor prior to the termination of the Offer Period, the Investor may sell the Sale Shares to any person or persons within 45 days following the expiry of the Offer Period, at such price or prices as the Investor may negotiate with such person or persons, provided the price is at or above the Floor Price.  If the Sale Shares are not sold within 45 day days following the expiry of the Offer Period, the rights of the Company pursuant to this Section 4.4 shall again take effect with respect to any sale of Common Shares of the Investor and so on from time to time.

4.5                                                                               Listing of Common Shares

The Company shall not take any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from any securities exchange, market or trading or quotation facility on which the Common Shares are now or are then listed or quoted and the Company shall comply with the rules and regulations thereof for a period of two years post-Closing, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be listed so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the holders of the Common Shares have approved the transaction.

ARTICLE 5
CLOSING

5.1                                                                               Closing

The Closing for the purchase and sale of the Subscription Shares shall be held at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Vancouver, at 5:00 a.m. PST on January 13, 2012 or such other date and time as the parties hereto agree.

5.2                                                                               Company Closing Deliveries and Conditions for Acceptance

At or prior to the Closing, the Company shall deliver or cause to be delivered to the Investor, the following:

(a)                                  evidence of the conditional acceptance of the issuance and listing of the Subscription Shares on the TSX;

(b)                                 a certificate of good standing with respect to the Company issued by the Registrar of Companies for the Province of British Columbia as at the day prior to the date hereof;

(c)                                  a certificate from a duly authorized officer of the Company certifying (A) the Notice of Articles, (B) the Articles of the Company, (C) the incumbency of certain officers of the Company and (D) the resolutions of the Board approving the issuance of the Subscription Shares, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereunder;

(d)                                 a certificate from the Transfer Agent: (A) as to its appointment as transfer agent and registrar of the Common Shares; and (B) as to the issued and outstanding Common Shares as at the close of business on the day prior to the date hereof;

(e)                                  a share certificate representing the Subscription Shares registered in the name of the Investor (or as the Investor may direct), duly executed and issued by the Company and registered in the share register of the Company in the name of the Investor (or as the Investor may direct);

(f)                                    a certified copy of the resolution of the Board appointing the director of the Company selected by the Investor, as contemplated by Section 0 hereof;

(g)                                 a legal opinion addressed to the Investor in form and substance satisfactory to the Investor and its counsel, acting reasonably, dated the date hereof from Canadian counsel to the Company;

(h)                                 a legal opinion addressed to the Investor in form and substance satisfactory to the Investor and its counsel, acting reasonably, dated the date hereof with respect to title to the mineral claims, concessions, licenses, leases or other instruments conferring the mineral rights in the Kami Property located in Newfoundland and Labrador; and

(i)                                     waiver of pre-emptive right held by Altius, as disclosed in Schedule 3.1(g).

5.3                                                                               Investor Closing Deliveries

At or prior to Closing, the Investor shall deliver or cause to be delivered to the Company, the following:

(a)                                  payment of the Net Proceeds in accordance with Section 2.2; and

(b)                                 consent from the Investor’s nominee to the Board to be appointed as a director of the Company.

ARTICLE 6
INVESTOR EXPENSE REIMBURSEMENT

6.1                                                                               Post-Closing Expense Reimbursement

(a)                                          The Investor shall, within thirty days of the Closing Date, deliver an itemized invoice to the Company setting out the Investor Expenses actually incurred by the Investor including receipts for such expenses where applicable.

(b)                                         If the Investor Expenses set out in the invoice delivered pursuant to Section 6.1(a) exceed the Estimated Investor Expenses the difference shall be payable by the Company to the Investor in accordance with Section 6.1(d) below.  For greater certainty, in no event shall the Company be required to pay more than $125,000 in respect of Investor Expenses.

(c)                                          If the Estimated Investor Expenses exceed the Investor Expenses set out in the invoice delivered pursuant to Section 6.1(a), the difference shall be payable by the Investor to the Company in accordance with Section 6.1(d) below.

(d)                                         Any amount payable by the Company or the Investor, as applicable, under this Section 6.1 shall be paid by way of certified cheque or wire transfer in favour of the relevant party within five Business Days after the invoice referred to in Section 6.1(a) has been delivered to the Company.

ARTICLE 7
GENERAL PROVISIONS

7.1                                                                               Notices

(a)                                  Any notice or other communication that is required or permitted to be given hereunder shall be in writing and shall be validly given if delivered in person (including by courier service) or transmitted by fax as follows:

(i)	in the case of the Investor:

	Liberty Metals & Mining Holdings, LLC
	175 Berkeley Street, 18th floor
	Boston, MA 02116

	Attention:	President
	Facsimile:	617.482.3504

(ii)	in the case of the Company:

	Alderon Iron Ore Corp.
	Suite 250, 2000 McGill College Avenue
	Montreal, QC H3A 3H3

	Attention:	President
	Facsimile:	514.281.5048

(b)                                 Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Vancouver time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)                                  Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 7.1.

7.2                                                                               Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

7.3                                                                               Amendments

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

7.4                                                                               Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other parties.

7.5                                                                               Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

7.6                                                                               No Partnership

Nothing in this Agreement or in the relationship of the parties hereto shall be construed as in any sense creating a partnership among the parties or as giving to any party any of the rights or subjecting any party to any of the creditors of the other parties.

7.7                                                                               Public Releases

The Company agrees that it shall obtain prior approval of the Investor as to the content and form of any press release relating to the issuance and sale of Subscription Shares and the entering into of this Agreement, such approval not to be unreasonably withheld.

7.8                                                                               Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF this Agreement has been executed by the parties.

ALDERON IRON ORE CORP.

By:	“Tayfun Eldem”
Name: Tayfun Eldem
Title: President & CEO

LIBERTY METALS & MINING HOLDINGS LLC

By:	“Diana Walters”
Name: Diana Walters
Title: President

SCHEDULE A

The Investor hereby represents and warrants to, and covenants with, the Company as follows and acknowledges that the Company is relying on such representations, warranties and covenants in connection with the issuance of its Subscription Shares:

(a)                                  The Investor confirms that it:

(i)                                     has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Subscription Shares; and

(ii)                                  is able to bear the economic risk of loss of its investment in the Subscription Shares.

(b)                                 The Investor is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act as it is 100% owned by Liberty Mutual Insurance Company which is an insurance company with total assets in excess of US$5,000,000. The Investor understands that the Subscription Shares are being offered and sold in the United States pursuant to an available exemption from registration under the U.S. Securities Act based in part upon the Subscriber’s representations and warranties contained in the Subscription Agreement and this Schedule “A”.

(c)                                  The Investor is aware that the Subscription Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and that the sale contemplated hereby is being made in reliance upon the exemption from registration under the U.S. Securities Act provided by Section 4(2) and Rule 506 thereunder and exemptions from registration under applicable state securities laws and the Investor acknowledges and understands that the Company has no present intention of filing a registration statement under the U.S. Securities Act in respect of the Subscription Shares.

(d)                                 The Investor is subscribing for the Subscription Shares as principal for its own account and not for the benefit of any other person (within the meaning of applicable securities laws).

(e)                                  If required by United States federal or state securities laws or the Company, the Investor will execute, deliver and file or assist the Company in filing such reports, undertakings and other documents with respect to the issue of the Subscription Shares as may be required by any securities commission, stock exchange or other regulatory authority.

Acknowledgments and Covenants of the Investor

The Investor acknowledges, covenants and agrees as follows:

(f)                                    No securities commission, agency, governmental authority, regulatory body, stock exchange or similar authority has reviewed or passed on the merits or has made any finding as to the merit for investment of the Subscription Shares, nor have any such agencies or authorities made any recommendations or endorsement with respect to the Subscription Shares.

(g)                                 The Subscription Shares will be subject to statutory resale restrictions under the U.S. Securities Act and the applicable Securities Laws and the Investor covenants that it will not resell the Subscription Shares except in compliance with such laws and the Investor acknowledges that it is solely responsible (and the Company is not in any way responsible) for such compliance.

(h)                                 The Company has provided the Investor with the opportunity to ask questions and receive answers concerning the terms and conditions of the Subscription Shares and the Investor has had access to such information concerning the Company as it has considered necessary or appropriate in connection with its investment decision to acquire the Subscription Shares.

(i)                                     The Subscription Shares are “restricted securities” within the meaning of Rule 144, and that, if in the future the Investor decides to offer, resell, pledge or otherwise transfer any such securities they may be offered, sold, pledged or otherwise transferred only (a) to the Company; (b) outside the United States in accordance with Regulation S under the U.S. Securities, and in compliance with applicable local laws and regulations; (c) within the United States, in accordance with (i) Rule 144A to a person the seller reasonably believes is a “qualified institutional buyer” (as defined in Rule 144A) that is purchasing for its own account or for the account of one or more “qualified institutional buyers” and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance upon Rule 144A, or (ii) Rule 144, if available, and in compliance with any applicable state securities laws of the United States; or (d) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States, after (A) in the case of proposed transfers pursuant to (b) above, providing to Computershare Investor Services Inc., as transfer agent for the Company, (i) a declaration in the form attached hereto as Appendix I to Schedule “A” (or such other form as the Company may prescribe from time to time), and (ii) if required by Computershare Investor Services Inc., as transfer agent for the Company, an opinion of counsel, of recognized standing reasonably satisfactory to the Company, or other evidence reasonably satisfactory to the Company, that the proposed transfer may be effected without registration under the U.S. Securities Act, and (B) in the case of proposed transfers pursuant to (c)(ii) or (d) above, providing to Computershare Investor Services Inc., as transfer agent for the Company, an opinion of counsel of recognized standing reasonably satisfactory to the Company, to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act.

(j)                                     Upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state laws and regulations, the certificates representing any of the Subscription Shares and all securities issued in exchange therefore or in substitution thereof, will bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO ALDERON IRON ORE CORP. (THE “CORPORATION”), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH

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REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. U.S. SECURITIES ACT, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO COMPUTERSHARE INVESTOR SERVICES INC..

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. IF THESE SECURITIES ARE SOLD AT ANY TIME THE CORPORATION IS A “FOREIGN CORPORATION” AS DEFINED IN RULE 902 UNDER THE U.S. SECURITIES ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. TO THE EFFECT THAT THE SALE OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND, IF SO REQUIRED BY THE CORPORATION OR COMPUTERSHARE INVESTOR SERVICES INC., AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH REGULATION S OR OTHERWISE OUTSIDE THE UNITED STATES IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT.”

provided that, if any Subscription Shares are being sold in accordance with Regulation S, and if the Company is a “foreign issuer” within the meaning of Regulation S at the time of sale, the legend may be removed by providing to Computershare Investor Services Inc., as transfer agent for the Company, (i) a declaration in the form attached as Appendix I to Schedule “A” (or as the Company may prescribe from time to time) and (ii) if required by Computershare Investor Services Inc., as transfer agent for the Company, an opinion of counsel, of recognized standing reasonably satisfactory to the Company, or other evidence reasonably satisfactory to the Company, that the proposed transfer may be effected without registration under the U.S. Securities Act;

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and provided, further, that, if any Subscription Shares are being sold under Rule 144, the legend may be removed by delivering to Computershare Investor Services Inc., as transfer agent for the Company, an opinion of counsel of recognized standing reasonably satisfactory to the Company, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(k)           The Investor consents to the Company making a notation on its records or giving instruction to the registrar and transfer agent of the Company in order to implement the restrictions on transfer set forth and described herein.

(l)            There may be material tax consequences to the Investor of an acquisition, disposition or exercise, as applicable, of any of the Subscription Shares; the Company gives no opinion and makes no representation with respect to the tax consequences to the Investor under United States, state, local or foreign tax law of the Investor’s acquisition or disposition of such securities; in particular, no determination has been made whether the Corporation will be a “passive foreign investment company” within the meaning of Section 1291 of the United States Internal Revenue Code.

(m)          The Company (i) is not obligated to remain a “foreign issuer” within the meaning of Regulation S under the U.S. Securities Act (“Foreign Issuer”), (ii) may not, at the time any of the Subscription Shares are resold by the Investor or at any other time, be a Foreign Issuer, and (iii) may engage in one or more transactions which could cause the Company not to be a Foreign Issuer.

(n)           The Investor acknowledges that it has not purchased the Subscription Shares as a result of any “general solicitation” or “general advertising” (as such terms are defined in Regulation D under the U.S. Securities Act), including without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine, on the internet or similar media, or broadcast over radio or internet or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(o)           The Investor understands that (i) the unaudited condensed interim consolidated financial statements as at March 31, 2010, June 30, 2010 and September 30, 2010 and for the interim periods then ended, and the audited consolidated financial statements of the Company as at and for the years ended December 31, 2010 and 2009 have been prepared in accordance with Canadian generally accepted accounting principles and that (ii) the unaudited condensed interim consolidated financial statements as at March 31, 2011, June 30, 2011 and September 30, 2011 and for the interim periods then ended, and the consolidated financial statements of the Company as at and for the years ended December 31, 2011 and 2010 have been or will be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which both of (i) and (ii) above differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies.

Capitalized terms used in this Schedule “A” and defined in the Subscription Agreement to which the Schedule “A” is attached have the meaning defined in the Subscription Agreement unless otherwise defined herein.

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Dated: January 13, 2012.

LIBERTY METALS & MINING HOLDINGS LLC

By:	“Diana Walters”
Name: Diana Walters
Title: President

APPENDIX I TO SCHEDULE A

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Investor Services Inc.
as registrar and transfer agent for
the securities of Alderon Iron Ore Corp.

The undersigned (A) acknowledges that the sale of the securities of Alderon Iron Ore Corp. (the “Company”) to which this declaration relates is being made in reliance on Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that: (1) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange, TSX Venture Exchange or any other designated offshore securities market as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (2) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (3) the sale is bona fide and not for the purpose of “washing off’ the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (4) the seller does not intend to replace such securities with fungible unrestricted securities; and (5) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated                                                           , 20        .

X
Signature of individual (if Holder is an individual)

X
Authorized signatory (if Holder is not an individual)

Name of Holder (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

SCHEDULE 3.1(g)
Convertible Securities and Pre-emptive Rights

Share Structure

	Common	Strike Price	Expiry
	Shares	Range	Date

Common Shares	84,717,514	N/A	N/A

Options
Vested	3,842,550	$1.20-$3.80	Mar 3/15 to Aug 13/16

Unvested	7,793,750	$1.20-$3.80	May 1/15 to Dec 22/16

	11,636,300	$1.20-$3.80	Mar 3/15 to Dec 22/16

Warrants
Private Placement (Dec 2010)	4,495,712	$2.80	Dec. 16/12
Axemen Resource Capital Ltd.	90,910	$2.75	Mar. 23/12
	4,586,622

Underwriters’ Options (Dec 2010 PP) (consist of 1 share & 1/2 warrant)
Haywood Securities - Shares	99,275	$2.20	Dec. 16/12
Haywood Securities - Warrants	49,638	$2.80	Dec. 16/12
GMP Securities - Shares	54,750	$2.20	Dec. 16/12
GMP Securities - Warrants	27,375	$2.80	Dec. 16/12
Dundee Securities - Shares	54,750	$2.20	Dec. 16/12
Dundee Securities - Warrants	27,375	$2.80	Dec. 16/12
CIBC World Markets - Shares	54,750	$2.20	Dec. 16/12
CIBC World Markets - Warrants	27,375	$2.80	Dec. 16/12
Raymond James - Shares	27,750	$2.20	Dec. 16/12
Raymond James - Warrants	13,875	$2.80	Dec. 16/12
	436,913

Fully Diluted	101,377,349

Pre-Emptive Rights

Altius has a pre-emptive right pursuant to the Pro-Rata Rights Agreement dated December 6, 2010 between the Company and Altius.

Schedule 3.1(p)(i)
Permits

Permit Description	Permit Number	Grant Date	Expiry Date
Exploration Approval (70 DDH, ATV Use and Fuel Cache)	E110260	December 23, 2011	April 30, 2012
Fuel Cache Approval	LB-FC-1107001	June 1, 2011	July 31, 2012
Fording Permit	ALT5589	November 15, 2010	November 15, 2012
Temporary Water Use Licence	WUL-12-001	January 4, 2012	December 31, 2012

Schedule 3.1(p)(ii)
Required Permits

Following release from the provincial environmental assessment process, the project components will require a number of approvals, permits and authorizations prior to project initiation. In addition, throughout construction and operation, compliance with various standards contained in federal and provincial legislation, regulations and guidelines will be required. Alderon will also be required to comply with any other terms and conditions associated with the release. The tables below summarize potential permits, approvals and authorizations that may be required for the project components.

Potential Permits, Approvals, and Authorizations — Newfoundland and Labrador

Permit, Approval or Authorization Activity		Issuing Agency
Provincial
•	Release from environment assessment process	DOEC – Environmental Assessment Division
•	Permit to Occupy Crown Land	DOEC – Crown Lands Division
•	Permit to Construct a Non-Domestic Well	DOEC – Water Resources Management Division
•	Water Resources Real-Time Monitoring
•	Certificate of Environmental Approval to Alter a Body of Water
•	Culvert Installation
•	Fording
•	Stream Modification or Diversion
•	Other works within 15m of a body of water (site drainage, dewater pit, settling ponds)
•	Certificate of Approval for Construction and	DOEC – Pollution Prevention Division
•	Operation
•	Certificate of Approval for Generators
•	Industrial Processing Works
•	Approval of MMER Emergency Response Plan
•	Approval of Waste Management Plan
•	Approval of Environmental Contingency Plan (Emergency Spill Response)
•	Approval of Environmental Protection Plan
•	Permit to Control Nuisance Animals	DOEC – Wildlife Division
•	Pesticide Operators License	DOEC – Pesticides Control Section
•	Blasters Safety Certificate	Government Service Centre (GSC)
•	Magazine License
•	Approval for Storage & Handling Gasoline and Associated Products
•	Temporary Fuel Cache
•	Fuel Tank Registration
•	Approval for Used Oil Storage Tank System (Oil/Water Separator)
•	Fire, Life and Safety Program
•	Certificate of Approval for a Waste Management System

Potential Permits, Approvals, and Authorizations — Newfoundland and Labrador (continued)

Permit, Approval or Authorization Activity		Issuing Agency
Provincial
•	Approval of Development Plan, Closure Plan, and Financial Assurance	DNR – Mineral Lands Division
•	Mining Lease
•	Surface Rights Lease
•	Quarry Development Permit
•	Operating Permit to Carry out an Industrial Operation During Forest Fire Season on Crown Land	DNR – Forest Resources
•	Permit to Cut Crown Timber
•	Permit to Burn
•	Approval to Construct and Operate a Railway in Newfoundland and Labrador	Department of Transportation and Works (DTW)
Federal
•	Authorization for Harmful Alteration, Disruption or Destruction (HADD) of fish habitat	DFO
•	Approval to interfere with navigation	Transport Canada
•	Licence to store, manufacture or handle explosives	Natural Resources Canada
•	Approval to construct a railway	Canadian Transportation Agency
Municipal
•	Building Permit	Town of Labrador City
•	Development Permit Application
•	Excavation Permit
•	Fence Permit
•	Occupancy – Commercial Permit
•	Open Air Burning Permit
•	Signage Permit
•	Building Permit	Town of Walbush
•	Development Permit Application
•	Excavation Permit
•	Fence Permit
•	Occupancy – Commercial Permit
•	Open Air Burning Permit
•	Signage Permit

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Potential Permits, Approvals and Authorizations - Quebec

Permit, Approval or Authorization Activity	Issuing Agency
Provincial
Certificate of Authorization (Section 22 of the Environment Quality Act)	MDDEP – Direction régionale de la Côte-Nord
Authorization to modify a wildlife habitat (Section 128.7 of the Act respecting the conservation and development of wildlife)	MRNF - Direction de la protection de la faune de la Côte-Nord
Permit to Occupy Crown Land	Ministère des Ressources naturelles et de la Faune
Forest Work Permit (for deforestation on crown land)	Ministère des Ressources naturelles et de la Faune - Unité de gestion des ressources naturelles et de la faune de Sept-Îles, Havre-Saint-Pierre et Anticosti
Authorization to erect or maintain a construction on the lands of the public domain	Ministère des Ressources naturelles et de la Faune
Federal
Authorization for Harmful Alteration, Disruption or Destruction (HADD) of fish habitat	Fisheries and Oceans Canada (DFO)
Approval to interfere with navigation (freshwater)	Transport Canada
Approval pursuant to Section 98 of the Canada Transportation Act	Canadian Transportation Agency

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SCHEDULE 3.1(q)(i)
Mineral Rights

TABLE 1
KAMISTIATUSSET PROPERTY IN LABRADOR

Licence	Claims	Area (ha)	NTS Areas	Issuance Date	Renewal Date	Report Date
015980M	191	4,775	23B14 23B15	Dec 29, 2004	Dec 29, 2014	February 27, 2012
017926M	92	2,300	23B15	Aug 30, 2010	Aug 30, 2015	October 29, 2012
017948M	22	550	23B15	Sep 10, 2010	Sep 10, 2015	November 09, 2012
Total	305	7,625

TABLE 2
KAMISTIATUSSET PROPERTY IN QUÉBEC

Licence	Area (ha)	NTS Areas	Registration Date	Expiry Date	Designation Date
CDC2156611	25.03	23B14	May 29, 2008	May 28, 2012	Mar 27, 2008
CDC2156609	45.31	23B14	May 29, 2008	May 28, 2012	Mar 27, 2008
CDC2156607	49.4	23B14	May 29, 2008	May 28, 2012	Mar 27, 2008
CDC2156610	3.50	23B14	May 29, 2008	May 28, 2012	Mar 27, 2008
CDC2156608	4.22	23B14	May 29, 2008	May 28, 2012	Mar 27, 2008
Total	125.46

SCHEDULE 3.1(r)
Real Property

•                  Office lease at Suite 250 — 2000 McGill College Avenue, Montreal, Quebec

•                  Office lease at 10 Fort William Place, St. John’s Newfoundland

•                  Office lease at 208 Humber Avenue, Labrador City, Newfoundland

•                  The Company owns a mobile home located at 4075 Tanya Crescent, Labrador City, NL

SCHEDULE 3.1(s)(iii)
Personal Property

•                  The Company owns a mobile home located at 4075 Tanya Crescent, Labrador City, NL

SCHEDULE 3.1(hh)
Absence of Change

•                  On  January 1, 2012 the Company entered into a Drill Contract with Major Drilling Group International Inc. and has provided Major Drilling Group International Inc. with letter of credit in the amount of $600,000.

SCHEDULE 3.1(ii)(i)
Taxes

The Company is currently undergoing a GST/HST audit with Canada Revenue Agency for its second quarter filings (April 1, 2011 — June 30, 2011). This audit is a routine review and is not expected to yield any negative results.

SCHEDULE 3.1(ll)(i)
Employees

[REDACTED: Details regarding employees and consultants of the Company.]

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